UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On May 10, 2019, the registrant announced that NASDAQ has established June 3, 2019 as the ex-dividend date for the registrant’s previously-announced special cash dividend of US$9.40 per American depositary share. A copy of the press release issued by the registrant regarding the foregoing is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Press release: “Changyou Announces Ex-Dividend Date of June 3, 2019 for Special Cash Dividend”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Yaobin Wang
Yaobin Wang
Chief Financial Officer

Date: May 10, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release: “Changyou Announces Ex-Dividend Date of June 3, 2019 for Special Cash Dividend”